Jenkens & Gilchrist
a professional corporation

Austin, Texas
W. Alan Kailer (214) 855-4361 akailer@jenkens.com	1445 Ross Avenue Suite 3700 Dallas, Texas 75202 (214) 855-4500 Facsimile (214) 855-4300 www.jenkens.com	(512) 499-3800 Chicago, Illinois (312) 425-3900 Houston, Texas (713) 951-3300 Los Angeles, California (310) 820-8800
Pasadena, California
(626) 578-7400
San Antonio, Texas
(210) 246-5000
Washington, D.C.
(202) 326-1500
October 21, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005
File No. 1-8303
Ladies and Gentlemen:
     On behalf of The Hallwood Group Incorporated, a Delaware corporation (“Company” or “Hallwood Group”), we are responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Melvin J. Melle, dated September 20, 2005, regarding the Form 10-K for the Fiscal Year Ended December 31, 2004, filed March 31, 2005 of the Company (the “Form 10-K”) and Forms 10-Q for Fiscal Quarters Ended March 31 and June 30, 2005 (the “Form 10-Q”). Based on the responses below, the Company proposes to incorporate the requested information into future filings with the Commission, as appropriate.
     For the convenience of the staff, we have repeated each comment prior to the response.
Item 1. Business, page 1.
Competition, Risks and Other Factors, page 5.
1. Please revise your filing to disclose the name of your significant customer in accordance with Item 101(c)(vii) of Regulation S-K.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
October 21, 2005

     The customer that accounted for more than 10% of the net sales of the Brookwood Companies Incorporated, Inc. (“Brookwood”) for each of the past three years is Tennier Industries, Inc. (“Tennier”). The Company has no other relationship with Tennier.
Management’s Discussion and Analysis of Financial Condition, page 17.
Critical Accounting Policies, page 18.
     2. Please tell us how your recognition of bill and hold sales is appropriate. Address all criteria set forth in SAB 13A3 in detail. Tell us the dollar amount of bill and hold sales recognized as of each period end. Revise your disclosure to quantify the impact of bill and hold sales on each period presented. Your existing disclosure addresses the frequency of bill and hold sales, but not the significance.
     As indicated in the Form 10-K, Brookwood records “bill and hold” sales only when the customer has committed to take delivery of the goods and requests a bill and hold arrangement in which the title and risk of ownership, including the risk of loss in the event of a decline in market value, pass to the customer at the time of billing. Generally, a customer requests a bill and hold arrangement to accommodate its lack of available storage space for inventory. This practice is customary in the textile industry and with respect to certain Brookwood customers. In these cases, the customer either dictates delivery dates at the time the order is placed or when the customer has not specified a fixed delivery date, the customer owns the goods and has asked Brookwood to keep them in the warehouse until the customer provides a delivery date. For all of its “bill and hold” sales, Brookwood has no future obligations, the customer is billed and expected to pay under standard billing and credit terms when the product is ready for shipment, regardless of the actual delivery date, and the bill and hold inventory is segregated and not available for Brookwood’s use. Furthermore, Brookwood’s total bill and hold sales are insignificant; the Company has informed us that the bill and hold inventory held for customers as of the end of each of the last three years did not exceed $150,000.
Results of Operations, page 19.
Revenues, page 20.
     3. Your disclosures indicate that textile products sales increased 30% principally due to additional sales of specialty fabric to U.S. military contractors. Please revise to expand your discussion of this increase to include the underlying business reasons for such change.
     As indicated in the Form 10-K, the primary reason for higher textile sales was additional sales to military contractors. Sales to these Brookwood customers were greater principally because of increased orders from the military, as a result of the increased activity of the U.S. military in recent years. At the same time, in the ordinary course of its business, Brookwood was successful in developing and marketing its products for use by the military and in upgrading equipment to increase the quantities of product it was able to produce.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
October 21, 2005

Contractual Obligations, page 28.
     4. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.
     As indicated in footnote 46 of the Commission’s MD&A Guidance, estimated interest payments are not required to be included in the body of the table of Contractual Obligations and the Company does not believe that those amounts should be included in the table. Virtually all of the Company’s debt bears variable interest rates, which do not have the certainty that other amounts included in the table have. Furthermore, the Company does not believe that interest has been a material component of the Company’s historical expenses or that disclosure of estimated interest amounts is material to an understanding of the Company’s future cash requirements.
     However, the Company will include an estimate of future payments in a note to the table. Because the great majority of the Company’s debt bears interest at variable rates based on LIBOR or the prime rate, any estimate of future payments must be based on stated assumptions. Therefore, the Company will include in future filings a note to the table of contractual obligations estimating interest payments based on the principal balances and weighted average interest rates on the Company’s debt at the end of the last completed fiscal year, assuming the contractual repayment of term loan debt and revolving credit facilities at their maturity date.
     Item 9A. Controls and Procedures, page 30.
     5. You disclose that your controls, “by their nature, can provide only reasonable assurance regarding management’s control objectives.” Therefore, revise your conclusion to state, if true, that internal controls and procedures are effective at the “reasonable assurance” level. Please refer to Part II.F.4 of the Final Rule Release 33-8238 for guidance.
     The Company has confirmed that the Company’s principal executive and financial officers have concluded that the Company’s internal controls and procedures are effective at the “reasonable assurance” level.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
October 21, 2005

     6. You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in “timely alerting them to the material information relating to the Company required to be included in its periodic filings with the Securities and Exchange Commission.” Please also state, if true, whether the same officers concluded the controls and procedures were effective in “ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).
     The Company has confirmed that its principal executive and financial officers concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
     7. Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to identify any changes, not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.
     The Company has confirmed that, subsequent to the date of the officers’ evaluation, other than the improvements described in Item 9A of the Form 10-K, there were no changes in the Company’s internal controls and procedures over financial reporting or in other factors that could significantly affect these controls that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls and procedures over financial reporting.
Financial Statements.
Consolidated Statements of Operations, page 39.
     8. We note, on page 2 of the Business section, that you have ongoing research and development programs in all of your divisions. Please separately disclose the amounts incurred for all periods presented here, or in the footnotes. See paragraph 13 of SFAS 2.
     As disclosed, only the Company’s Brookwood subsidiary has any research and development activities. Prior to 2005, R&D activities were insignificant and Brookwood did not separately disclose those costs. Brookwood’s total R&D costs were approximately $100,000 in 2003 and $200,000 in 2004. Research and development activities have increased in 2005, and the Company will disclose R&D costs in accordance with paragraph 13 of SFAS 2 in future filings if material.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
October 21, 2005

Note 1. Description of Business and Summary of Significant Accounting Policies, page 43.
General.
     9. Please revise to disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the administrative and selling expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, internal transfer costs, and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as administrative and selling expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of sales.
     Cost of sales includes all costs associated with the manufacturing process, including but not limited to, materials, labor, utilities, depreciation on manufacturing equipment and all costs associated with the purchase, receipt and transportation of goods and materials to our facilities. In response to the staff’s specific inquiry, inbound freight, purchasing and receiving costs, inspection costs, internal transfer costs and other costs of the distribution network are included in cost of sales. Brookwood believes that the reporting and composition of cost of sales and gross margin is comparable with similar companies in the converting and finishing industry.
     Administrative & selling expenses include items such as payroll, professional fees, sales commissions, marketing rent, insurance, travel and royalties.
Form 10-Q for the Fiscal Quarter Ended June 30, 2005.
Note 18. Subsequent Events, page 22.
     10. Please tell us your basis in GAAP for recording the $5,000,000 bonus to Mr. Gumbiner in the results of operations for the quarter ended June 30, 2005. The disclosures indicate that it was awarded and paid in the third fiscal quarter. In the Form 8-K filed July 7, 2005 you disclose the completion of the HEIII merger agreement on July 1, 2005 and the bonus awarded to Mr. Gumbiner on July 6, 2005. If the bonus relates to the successful negotiation of the merger agreement, please ensure your response addresses the timing of recognition of the bonus in the quarter ended June 30, 2005.

Jenkens & Gilchrist
a professional corporation
Securities and Exchange Commission
October 21, 2005

     The special committee of the Board of Directors of the Company awarded the $5,000,000 bonus to Mr. Gumbiner as an incentive compensation bonus award in consideration of the significant profits and long-term gains realized by the Company as a result of Mr. Gumbiner’s performance over an extended period. Although an agreement for the HE III sale was signed just a few days prior, the timing is merely coincidental. In fact, the special committee had considered the payment of a bonus to Mr. Gumbiner at several meetings pre-dating the negotiations for the HE III merger, and considered the Company’s performance and Mr. Gumbiner’s compensation over the prior several years in determining to award the bonus. In fact, the committee had determined at its June 30, 2005 meeting that the bonus was appropriate, but before finalizing the award, asked that there be clarification of certain factual matters relating to Mr. Gumbiner’s expectations regarding future bonuses. This clarification was obtained and the committee formally approved the payment of the bonus.
     FASB Concepts Statements No. 6 provides authoritative GAAP support for the recording of the liability at June 30, 2005. While the $5,000,000 bonus obligation was not a “contractual” obligation at June 30, 2005, it was a “constructive” obligation as referred to in Paragraph 40 of FASB Concepts Statement No. 6. Mr. Gumbiner had been involved in numerous discussions regarding the bonus amount and an expectation had developed on the part of Mr. Gumbiner, given the historical precedent regarding bonus awards and the context of the discussions. The special committee had retained an independent compensation consultant and received its report, dated June 23, 2005, at the meeting held on June 30, 3005. The report validated the propriety and amount of the proposed bonus. The conclusion in the report and the special committee’s approval was also contemporaneously communicated to Mr. Gumbiner. On June 30, 2005, after the compensation consultant had determined that the proposed bonus was reasonable, the compensation consultant had presented its report to the special committee, the special committee had determined that the proposed bonus was appropriate and this determination and information was communicated to Mr. Gumbiner, the Company was “constructively” obligated to make the payment. To not make the payment would have risked substantial relationship problems between the Company and Mr. Gumbiner, as contemplated in paragraph 203 of FASB Concepts Statement No. 6.
     If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-4361.

Sincerely, /s/ W. Alan Kailer W. Alan Kailer

WAK:ts
Enclosures
cc/encl.:
Melvin J. Melle